July 13, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Touchstone Funds Group Trust (the “Registrant”) (filing relates solely to Class T shares)
File Nos. 002-80859 & 811-03651
Application for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

Post-Effective Amendment No. 85 to the Registration Statement on Form N-1A for the Registrant was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 18, 2017 to register Class T shares of Touchstone Active Bond Fund and Touchstone Ultra Short Duration Fixed Income Fund, each a series of the Registrant (together, the "Funds").

Pursuant to Rule 477(a) promulgated under the 1933 Act, the Registrant, on behalf of the Funds, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Class T shares Registration Statement contained in Post-Effective Amendment No. 85.

The Registrant, on behalf of the Funds, is requesting withdrawal of the Class T shares Registration Statement contained in Post-Effective Amendment No. 85 because it no longer intends to offer Class T shares of the Funds. No Class T shares of the Funds have been issued or sold.

If you have any questions or comments or require further information or documentation, please call Meredyth A. Whitford-Schultz at (513) 357-6029.

Sincerely,

/s/Jill McGruder
Jill T. McGruder
President
Touchstone Funds Group Trust